KIRKLAND & ELLIS LLP
AND AFFILIATED PARTNERSHIPS

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Chicago, Illinois 60601

Dennis M. Myers, P.C.
To Call Writer Directly:	312 861-2000	Facsimile:
312 861-2232		312 861-2200
dmyers@kirkland.com	www.kirkland.com

June 5, 2007

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Jay Mumford

  Re:
  GT Solar International, Inc.
  Amendment No. 1 to Registration Statement on Form S-1
  (SEC File No. 333-142383), originally filed April 26, 2007

Ladies and Gentlemen:

        GT Solar International, Inc., a Delaware corporation (the "Company"), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 1 to its Registration Statement on Form S-1 (the "Amendment").

        On behalf of the Company, we have submitted a confidential treatment request (the "Confidential Treatment Request") in accordance with Rule 406 of the Securities Act of 1933, as amended, in connection with the filing by the Company of the Amendment. The sole purpose of filing the Amendment at this time is to file the publicly disclosed portions of Exhibit 10.18 and separately file the Confidential Treatment Request with the Commission.

        For your convenience, copies of the Amendment and the Confidential Treatment Request are enclosed.

        Because the Company is in the process of preparing responses to the comments raised in your letter to the Company dated May 23, 2007, no changes or additions have been made to the preliminary prospectus that forms a part of the Registration Statement at this time. Accordingly, the preliminary prospectus has been omitted from the Amendment. The Company's response to comment #61 (which is reproduced in italics) raised in your letter to the Company is set forth below. The Company intends to respond to all other comments raised in your letter to the Company in connection with the filing of a subsequent amendment to the Registration Statement.

Hong Kong            London            Los Angeles            Munich            New York            San Francisco            Washington, D.C.

Undertakings

61.
Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertakings included in Item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please revise your filing to include these undertakings.

  Response: The Company has provided additional undertakings in response to the Staff's comment. Please see pages II-3 and II-4 of the Amendment.

*    *    *    *    *

        Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 861-2232.

Sincerely,
/s/ Dennis M. Myers Dennis M. Myers, P.C.
cc:
Daniel F. Lyman
        GT Solar International, Inc.
Alan F. Denenberg
        Davis, Polk & Wardwell